Exhibit 99.(a)(5)(B)

eMed completes tender offer for all outstanding shares of Science 37

March 12, 2024 — eMed, LLC (“eMed”) today announced the successful completion of the previously announced tender offer by its wholly-owned subsidiary, Marlin Merger Sub Corporation (“Purchaser”), for all the outstanding shares of common stock, par value $0.0001 per share, of Science 37 Holdings, Inc. (NASDAQ: SNCE) (“Science 37”) at a price of USD 5.75 per share.

Continental Stock Transfer & Trust Company, the depositary for the tender offer, has advised Purchaser that, as of 12:00 Midnight, New York City time, at the end of the day of Monday, March 11, 2024 (the “Expiration Time”), the expiration of the tender offer, (i) 4,715,950 shares were validly tendered and not withdrawn in the tender offer, representing approximately 77.8% of Science 37’s outstanding shares of common stock, and (ii) notices of guaranteed delivery had been delivered with respect to 76,755 additional shares, representing approximately 1.3% of the outstanding shares. Purchaser has accepted for payment all shares validly tendered and not withdrawn and will promptly pay for such shares.

eMed will promptly complete its acquisition of Science 37 through consummation of a merger of Purchaser with and into Science 37 without a vote of the Science 37 stockholders in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”). Following the merger, Science 37 will be a wholly-owned subsidiary of eMed, and each share of Science 37’s common stock outstanding immediately prior to the effective time of the merger (other than shares owned by eMed, Purchaser, Science 37 or any subsidiary of eMed or by any Science 37 stockholders who properly perfected their appraisal rights under the DGCL) will be converted into the right to receive $5.75 per share, net to the seller in cash, without interest and subject to any tax withholding, the same consideration received by stockholders who tendered their shares in the tender offer. As a result of the merger, Science 37 common stock will cease to be traded on the NASDAQ Capital Market.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that can generally be identified by words such as “will,” or similar expressions. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. In particular, our expectations could be affected by, among other things, uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the acquisition. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. eMed is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About eMed

eMed is a telehealth and diagnostics company that develops a leading digital point-of-care platform designed for complete testing processes to be done at home. The company's platform provides verified test results and access to on-demand prescription treatment with same-day delivery, enabling consumers to easily get tested and receive expert healthcare guidance.

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